REINSURANCE AGREEMENT

EFFECTIVE: OCTOBER 1, 2008 BETWEEN

NATIONWIDE LIFE INSURANCE COMPANY &

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

One Nationwide Plaza
COLUMBUS, OHIO 43215-2220
(Collectively referred to in this Agreement as the Company)

AND

HANNOVER LIFE REASSURANCE COMPANY OF AMERICA 800 North Magnolia Ave., Suite 1400
ORLANDO, FLORIDA 32803
(Referred to in this Agreement as the Reinsurer)

Table of Contents

Article 1 Preamble

Article II                                           Automatic Reinsurance

Article III                                     Liability

Article IV                                       Reinsured Risk Amount

Article V                                 Premium Accounting

Article VI                                          Reductions, Terminations and Changes

Article VII                                         Claims

Article VIII                                     Retention Limit Changes

Article IX                                           Recapture

Article X                                   General Provisions

Article XI                                           DAC Tax

Article XII                               Insolvency

Article XIII                                     Reinsurers Right of Notice of Unusual Practices

Article XIV                                     Arbitration

Article XV                                      Confidentiality

Article XVI                                       Duration of Agreement

Article XVII                                  Eligible Policies and Execution

ARTICLE I
PREAMBLE
1)	Parties to the Agreement. This is a Yearly Renewable Term Reinsurance Agreement for indemnity reinsurance
(the "Agreement") solely between Hannover Life Reassurance Company of America, Orlando, Florida (the "Reinsurer"), and Nationwide Life Insurance Company & Nationwide Life and Annuity Insurance Company, Columbus, Ohio (the "Company"), collectively referred to as the "parties".

The acceptance of risks under this Agreement will create no right or legal relationship between the Reinsurer and the insured, owner or beneficiary of any insurance policy or other contract of the Company.

The Agreement will be binding upon the Company and the Reinsurer and their respective successors and assigns.

2)	Compliance. This Agreement applies only to the issuance of insurance by the Company in a jurisdiction in which it is properly licensed.

The Company and the Reinsurer each represents that it is in compliance with all state and federal laws applicable to the business reinsured under this Agreement. In the event that either the Company or the Reinsurer is found to be in non-compliance with any law material to this Agreement, the Agreement will remain in effect and the non-complying party will indemnify the other party for any loss it suffers as a result of the non-compliance, and will seek to remedy the non-compliance immediately upon discovery thereof.

3)	Construction. This Agreement will be construed in accordance with the laws of the state of Ohio.

4)	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the business reinsured hereunder, There are no understandings between the parties other than as expressed in this Agreement. Any change or modification to this Agreement will be null and void unless made by amendment to this Agreement and signed by both parties.

5)	Severability. If any provision of this Agreement is determined to be invalid or unenforceable,

such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

6)	Assignment. Neither party may assign, transfer, sell, convey or otherwise dispose of any of its rights, duties or obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided, however, that the parties acknowledge and agree that the Reinsurer may retrocede any or all of its reinsured net amount at risk hereunder.

END OF ARTICLE I

ARTICLE II
AUTOMATIC REINSURANCE

General Conditions. On and after the effective date of this Agreement, the Company will automatically cede to the Reinsurer a portion of the life insurance policies, supplementary benefits, and riders listed in Exhibit B.

The Reinsurer will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit C, provided that, to the best of the Company's knowledge:

a.
the Company keeps its full retention, as specified in Exhibit A, or otherwise holds its full retention on a life under previously issued inforce policies (and does not transfer, assign, convey, reinsure or otherwise dispose of such retention without the Reinsurer's written consent);

b.
the Company applies its normal underwriting guidelines as were delivered to the Reinsurer, a copy of which is attached hereto as Exhibit F. Changes in underwriting guidelines (i) are required to be provided in writing by the Company to the Reinsurer at least forty-five (45) days prior to implementation of such changes and (ii) require the Reinsurers written approval thereof or the Reinsurer shall have no liability with respect to the policies issued pursuant to such changes and/or for which the Reinsurer's written approval was not obtained. Requalification of insured persons under policies (at different rates) must be approved in writing by the Reinsurer prior to the Reinsurer having any liability under such policies;

c.	HIV antibody testing has been performed according to the Company's agreed upon testing guidelines for underwritten business;

d.
the total of the new ultimate amount of reinsurance required including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between the Reinsurer and the Company, does not exceed the Automatic Binding Limits set out in Exhibit C;

e.
the amount of life insurance in force in all companies for an individual life, including any amount to be replaced, plus the amount currently applied for on the same life, plus the required contractual increases on all such coverage, does not exceed the Jumbo Limit stated in Exhibit C;

f.
the application is on a life that has not been submitted facultatively to the Reinsurer or any other reinsurer within the last five (5) years, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement; and

The insured is a resident of a country listed in Exhibit C.

ARTICLE III

LIABILITY

1)
Automatic Reinsurance. For automatic reinsurance, the Reinsurers liability will commence at the same time as the Company's liability, and will continue in accordance with the terms and conditions of this Agreement, and will end at the same time as that of the Company. Payment by the Company to the Reinsurer of reinsurance premium is a condition precedent to the Reinsurers liability hereunder.

2)
Facultative Reinsurance. Cases that do not qualify for automatic reinsurance hereunder may be offered in writing facultatively by the Company to the Reinsurer. The liability of the Reinsurer on any facultative reinsurance under this Agreement begins at the same time as that of the Company, subject to the Reinsurer having given the Company a written unconditional offer on the application for reinsurance, and the Company having notified the Reinsurer in writing of its acceptance within ninety (90) days of the offer. The liability of the Reinsurer will continue in accordance with the terms and conditions of this Agreement, and will end at the same time as that of the Company.

END OF ARTICLE III

ARTICLE IV

REINSURED RISK AMOUNT

1)	Yearly Renewable Term Plans.

a.
Automatic Reinsurance. For fixed cash value plans, the reinsured net amount at risk of the policy is the policy face amount, less the cash value, multiplied by the Reinsurers share as stated in Exhibit C. For variable amount plans, the reinsured net amount at risk of the policy is the policy face amount, less the account value in effect at the end of the quarterly reinsurance billing period, multiplied by the Reinsurers share as stated in Exhibit C.

b.	Facultative Reinsurance. The reinsured net amount at risk of a policy shall be calculated in accordance with the terms for acceptance of the facultative case.

2)	Waiver of Premium and Payor Benefits shall not be reinsured.

3)	Accidental Death Benefit shall not be reinsured.

ARTICLE V
PREMIUM ACCOUNTING

1)
Premiums. Reinsurance premium rates for life insurance and other benefits reinsured under this Agreement are shown in Exhibit E. The rates will be applied to the reinsured net amount at risk and paid by the Company to the Reinsurer.

2)
Payment of Premiums and Reporting. Reinsurance premiums are payable annually in advance. Each quarter the Company will self-administer the calculation and payment of reinsurance premium due and, within twenty (20) days after the end of the quarter, will send the Reinsurer a report that contains the information shown in Exhibit D-1 and Exhibit D-2, showing reinsurance premiums due for that quarter. If an amount is due the Reinsurer, the Company will remit that amount together with the statement. If an amount is due the Company, the Reinsurer will remit such amount within thirty (30) days of receipt of the statement.

3)
Failure to Pay Premiums, The payment of reinsurance premiums is a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within sixty (60) days of the Remittance Date, the Reinsurer will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Company thirty (30) days written notice of its intention.

If all reinsurance premiums in arrears, including any that become in arrears during the thirty- day notice period, are not paid before the expiration of the notice period, the Reinsurer will be relieved of all liability under those policies as of the last date to which premiums have been paid for each less any cash values or recapture reserve amounts due. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid on or before their Remittance Dates. Reinsurance Premium in arrears shall accrue interest at an annual rate equal to Three Month London Interbank Offering Rate (LIBOR) as published in the Wall Street Journal (or if not available, a comparable publication) on the due date or, if the due date is not a business day, on the next business day after the due date, plus 50 basis points per annum to be compounded and adjusted every three months after such due date.

Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, within sixty (60) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice the Reinsurers right to collect premiums for the period during which reinsurance was in force prior to the expiration of the thirty (30) day notice.

The Company will not force termination under the provisions of this Article solely to avoid the provisions regarding recapture in Article IX, or to transfer the reinsured policies to another reinsures.

ARTICLE V CONTINUES...

4)
The Reinsurance Premium Rates in this Agreement cannot be guaranteed for more than one year from inception of the Agreement. The rates guaranteed are never to exceed the greater of (a) or (b) where: (a) is the applicable statutory minimum mortality as of the respective issue date, and (b) are the rates shown in Exhibit E. Should the Reinsurer decide to increase the life insurance rates, which the Company acknowledges and agrees the Reinsurer has the right to do on in force and new business for any reason, the Reinsurer will provide the Company with 90 days prior written notice, and not withstanding Article IX, the Company has the right to immediately recapture any business affected by such change based on terms mutually acceptable to the Company and the Reinsurer.

5)
Electronic Data Transmission. The Company shall report its reinsurance transactions via electronic media. The Company shall consult with the Reinsurer to determine the appropriate reporting format. Should the Company subsequently desire to make changes in the data format or the code structure, the Company shall communicate such change(s) to the Reinsurer in writing (describing in reasonable detail the changes) and obtain the Reinsurers written approval thereof prior to the use of such changes. Changes in Plan codes and Smoker codes shall be described with particularity.

6)	Unearned Premium, The Reinsurer will follow the practices of the Company with regard to refund of premium upon death, surrender, or other termination.

ARTICLE VI
REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, the Reinsurer will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Company will notify the Reinsurer of any such change with the next statement following the month in which the change was made.

1)	Reductions and Terminations

In the event of the reduction, lapse, or termination of a policy or policies reinsured under this Agreement or any other agreement, the Company will reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers will be reduced, effective on the same date, by the amount required such that the Company maintains its retention as defined under this Agreement.

The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminated.

The Reinsurer will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any policy fee (if applicable — See Exhibit E) will be deemed earned for a policy year if the policy is reinsured during any portion of that policy year.

2)	Increases

a..       Noncontractual Increases

If the amount of insurance is increased as a result of a noncontractual change, the increase will be underwritten by the Company in accordance with its customary standards and procedures and will be considered new reinsurance under this Agreement. The Reinsurer's written approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit C. Premiums for the additional reinsurance will be at the new issue rate from the point of increase.

ARTICLE VI CONTINUES

b. Contractual Increases

For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Exhibit C.

3)	Reinstatement. If a policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Company rules and procedures (a copy of which shall have been provided to the Reinsurer prior to any such reinstatement), the Reinsurer will, upon notification of reinstatement, reinstate the reinsurance coverage. If a policy reinsured on a facultative basis is reinstated, written approval by the Reinsurer will be required prior to the reinstatement of the reinsurance.

Upon reinstatement of the reinsurance coverage, the Company will pay the contractual reinsurance premiums plus accrued interest for the period and at the interest rate stated in Article V, paragraph 3.

4)	Nonforfeiture Benefits

a.	Extended Term

If the original policy lapses and extended term insurance is elected under the terms of the policy, reinsurance will continue on the same basis as under the original policy until the expiry of the extended term period.

b.	Reduced Paid-up

 The amount reinsured and the amount retained will be reduced proportionately.

5)	Cash Surrenders. The Reinsurer does not participate in cash surrenders.

6)	Policy Loans. The Reinsurer does not participate in policy loans or other forms of indebtedness on policies reinsured under this Agreement; therefore, policy loans do not affect the amount of reinsurance.

END OF ARTICLE VI

ARTICLE VII
CLAIMS

Claims covered under this Agreement include only death claims, which are those due to the death of the insured on a policy reinsured under this Agreement, and any additional benefits specified in Exhibit B, which are provided by the underlying policy and are reinsured under this Agreement.

1)	Notice. The Company will notify the Reinsurer, as soon as reasonably possible, after it receives a claim on a policy reinsured under this Agreement.

2)
Proofs. The Company will promptly provide the Reinsurer with proper claim proofs, including a copy of the proof of payment by the Company, and a copy of the insured's death certificate. In addition, for contestable claims, the Company will send to the Reinsurer a copy of all papers and information in connection with the claim.

3)
Amount and Payment of Reinsurance Benefits. As soon as the Reinsurer receives proper claim notice and proof of the claim, the Reinsurer will promptly pay the reinsurance benefits due the Company. The Company's contractual liability for policies reinsured under this Agreement is binding on the Reinsurer. However, for claims incurred during the contestable period, if the total amount of reinsurance ceded to all reinsurers on the policy is equal to or greater than the amount retained by the Company, or if the Company retained less than its usual retention on the policy, the Company will consult and promptly and fully disclose all information relating to the claim before conceding liability or making settlement to the claimant. The Company will wait at least five (5) working days for the Reinsurers recommendation. The Company acknowledges and agrees that its obligation to consult with the Reinsurer on contestable claims is a material inducement to the Reinsurer agreeing to provide reinsurance hereunder and that absent such an obligation, the Reinsurer would not have agreed to provide reinsurance hereunder.

The total reinsurance recoverable from all companies will not exceed the Company's total contractual liability on the policy, less the amount retained. The maximum reinsurance death benefit payable to the Company under this Agreement is the risk amount specifically reinsured with the Reinsurer. The Reinsurer will also pay its proportionate share of the interest that the Company pays on the death proceeds until the date of settlement except if settlement is delayed as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits, then the Reinsurer will pay its share of interest to the date settlement would have been made if there were no dispute or contest.

Life benefit payments will be made in a single sum, regardless of the Company's settlement options; provided, however, that such single sum will exclude interest that accrues on settlement options other than single pay.

ARTICLE VII CONTINUES

The reinsurance benefit for an approved Waiver of Premium claim will be the Reinsurer's proportionate share of the annual gross premium waived on the policy. The Company will continue to pay the life reinsurance premium; however, it will not pay the reinsurance premium for the waiver benefit for the duration of the waiver claim period. The Reinsurer will pay waiver benefits consistent with the Company's mode of premium payment specified in the policy.

4)
Contested Claims. The Company will immediately notify the Reinsurer in writing of its intention to contest, compromise, or litigate a claim involving a reinsured policy. The Company will also promptly and fully disclose all information relating to the claim. Upon receipt of all documents, the Reinsurer will have five (5) working days to notify the Company in writing of its decision to accept participation in the contest, compromise, or litigation. If the Reinsurer has accepted participation, the Company will promptly advise the Reinsurer of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

If the Reinsurer does not accept participation, the Reinsurer will then fulfill its obligation by paying the Company its full share of the reinsurance amount, and will not share in any subsequent reduction or increase in liability, and will not share in loss adjustment expenses or extracontractual obligations.

If the Reinsurer accepts participation and the Company's contest, compromise, or litigation results in a reduction or increase in liability, the Reinsurer will share in any such reduction or increase in proportion to its share of the risk on the contested policy.

5)
Claim Expenses. The Reinsurer will pay its share of reasonable investigation and legal expenses connected with the litigation or settlement of contested claims on which the Reinsurer has been advised in writing pursuant to Section 4 above and the Reinsurer has agreed in writing with the Company to participate in such matters. However, claim expenses do not include routine claim investigation and administrative expenses, whether incurred on an outsourced basis to third parties or by the Company's in-house employees. Expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits that the Company admits are payable are not claim expenses under this Agreement. If the Reinsurer has discharged its liability pursuant to Section 4 above, the Reinsurer will not participate in any expenses incurred thereafter.

6)	Misrepresentation or Suicide. If the Company returns premium to the policyowner or beneficiary as a result of misrepresentation or suicide of the insured, the Reinsurer will refund net reinsurance premiums received on that policy without interest to the Company in lieu of any other form of reinsurance benefit payable under this Agreement.

7)	Misstatement of Age or Sex. In the event of a change in the amount of the Company's liability on a reinsured policy due to a misstatement of age or sex, the Reinsurer's liability will change proportionately. The face amount of the reinsured policy will be adjusted from the inception of the policy, and any difference in premiums net of allowances will be settled without interest.

8)	Extra-Contractual Damages. The Reinsurer will not participate in punitive or compensatory damages that are awarded against the Company as a result of an act, omission, or course of

ARTICLE VII CONTINUES...

conduct committed by the Company, its agents, or representatives in connection with claims covered under this Agreement. The Reinsurer will, however, pay its share of statutory penalties awarded against the Company in connection with claims covered under this Agreement only if the Reinsurer elected in writing to join in the contest of the coverage in question.

The parties recognize that circumstances may arise in which equity would require the Reinsurer, to the extent permitted by law, to share proportionately in punitive and compensatory damages. The parties agree that such circumstances are limited to those situations in which the Reinsurer recommended in writing, consented to in writing, or ratified in writing, the act or course of conduct of the Company that ultimately resulted in the assessment of the extra-contractual damages. In such situations, the Reinsurer and the Company will share such damages so assessed, in equitable proportions.

For purposes of this Article, the following definitions will apply.

"Punitive Damages" are those damages awarded as a penalty, the amount of which is neither governed nor fixed by statute,

"Compensatory Damages" are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

"Statutory Penalties" are those amounts awarded as a penalty, but are fixed in amount by statute.

                           END OF ARTICLE VII

ARTICLE VIII

RETENTION LIMIT CHANGES

If the Company changes its maximum retention limits as shown in Exhibit A, it will provide the Reinsurer with written notice of the intended changes ninety (90) days in advance of their effective date.

A change to the Company's maximum retention limits will not affect the reinsured policies in force except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed in writing, between the parties, an increase in the Company's retention schedule will not effect an increase in the total risk amount that it may automatically cede to the Reinsurer.

 END OF ARTICLE VIII

ARTICLE IX

RECAPTURE

1)	Whenever the Company increases its maximum retention limits over the maximum retention limits set forth in Exhibit A, the Company has the option to recapture certain risk amounts. The amount eligible for recapture will be the difference between the amount originally retained and the amount the company would have retained on the same quota share basis had the new maximum retention limits been in effect at the time of issue.

a.	The Company must give the Reinsurer ninety (90) days written notice prior to its intended date of the commencement of recapture.

b.
The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture; however, no reduction will be made prior to the policy anniversary specified in Exhibit C.

c.
If any reinsured policy is recaptured, all reinsured policies eligible for recapture under the provisions of this Article must be recaptured up to the Company's new maximum retention limits in a consistent manner and the Company must increase its total amount of insurance on each reinsured life. The Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

If portions of the reinsured policy have been ceded to more than one reinsurer, the Company must allocate the reduction in reinsurance so that the amount reinsured by each reinsurer after the reduction is proportionately the same as if the new maximum dollar retention limits had been in effect at the time of issue.

The amount of reinsurance eligible for recapture is based on the current amount at risk as of the date of recapture.

After the effective date of recapture, the Reinsurer will not be liable for any reinsured policies or portions of such reinsured policies eligible for recapture that the Company has overlooked.

END OF ARTICLE IX

ARTICLE X
GENERAL PROVISIONS

1)	Currency. All payments and reporting by both parties under this Agreement will be made in the currency specified in Exhibit C.

2)	Premium Tax. The Reinsurer will not reimburse the Company for premium taxes.

3)
Minimum Cession. The Company will not cede a policy to the Reinsurer unless the amount to be reinsured at issue exceeds the Initial Minimum Cession amount shown in Exhibit C. Reinsurance will be cancelled on any policy when its reinsured net amount at risk falls below the Trivial Amount limit shown in Exhibit C.

4)
Inspection of Records. The Reinsurer and the Company, or their duly authorized representatives, will have the right to inspect and audit original papers, records, and all documents relating to the business reinsured under this Agreement including but not limited to underwriting, claims processing, and administration. Such access will be provided during regular business hours at the office of the inspected party. The Reinsurer may suspend payments relating to matters in dispute that arise from such inspection and audit until such dispute is resolved by the parties either through mutual agreement or by arbitration in accordance with Article XIV.

5)
OFAC Compliance. The Company covenants to the Reinsurer that it has implemented policies and procedures reasonably designed to comply with the rules and regulations of the United States Treasury Department's Office of Foreign Assets Control ("OFAC rules") in connection with the payment of claims, and agrees that all claims paid by the Company in violation of OFAC rules will not be reinsured under this Agreement. The Reinsurer shall reimburse the Company for all premiums received by the Reinsurer, less expense allowances (including commissions and premium taxes, etc.) paid by the Reinsurer, regarding the policies that cannot be paid due to OFAC rules.

6)
Off-Set. Any debts or credits, in favor of or against either the Reinsurer or the Company with respect to this Agreement or any other reinsurance agreement(s) between the parties are deemed mutual debts or credits and may be offset, and only the balance will be allowed or paid.

The right of offset will not be affected or diminished because of the insolvency of either party.

7)	Errors and Omissions. If through unintentional error, oversight, omission, or misunderstanding (collectively referred to as "errors"), the Reinsurer or the Company fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each thereupon will be restored to the position it would have occupied if the error had not occurred, including interest.

If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

or the avoidance of doubt, the parties agree that this paragraph 7 relates only to clerical errors.

However, the Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement, nor will the Reinsurer be responsible for negligent or deliberate acts or for repetitive errors in administration by the Company. If either party discovers that the Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, the Reinsurer may require the Company to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

8)
Company Forms and Rates. The Company will furnish the Reinsurer with a copy of its application forms (including conditional receipt forms), policy and rider forms, premium and nonforfeiture values, reserve tables, and any other forms or tables needed for proper handling of reinsurance under this Agreement. Receipt by the Company of the Reinsurers written approval of all such forms is a condition to the liability of the Reinsurer hereunder. The Company will advise the Reinsurer in writing of any changes to existing forms, nonforfeiture values and reserve tables, or new forms it may adopt all of which require the Reinsurers written approval as a condition to the liability of the Reinsurer hereunder arising under such forms.

END OF ARTICLE X

ARTICLE XI
DAC TAX

1)            The parties to this Agreement agree to the following provisions pursuant to Section 1.848-
2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended:

a.	The term 'party' refers to either the Company or the Reinsurer, as appropriate,

b.	The terms used in this Article are defined by reference to Regulation Section 1.8482, effective December 29, 1992.

c.
The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement with regard to the general deductions limitation of Section 8.48(c)(1).

d.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

e.
If the Reinsurer has requested, the Company will submit a schedule to the Reinsurer with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Company stating that the Company will report such net consideration in its tax return for the preceding calendar year. The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within thirty (30) days of the Reinsurers receipt of the Company's calculation. If the Reinsurer does not so notify the Company within the required timeframe, the Reinsurer will report the net consideration as determined by the Company in the Reinsurers tax return for the previous calendar year.

f.
If the Reinsurer contests the Company's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Company and the Reinsurer reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year.

g.
Both the Company and the Reinsurer represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part Ill of Subchapter N of the Internal Revenue Code of 1986, as amended.

END OF ARTICLE XI

ARTICLE XI

INSOLVENCY

1)	Insolvency. A party to this agreement will be deemed insolvent when it:

a.	applies for or consents to the appointment of a receiver, rehabilitator, conservator,

liquidator or statutory successor of its properties or assets; or

b.	is adjudicated as bankrupt or insolvent; or

c.	files or consents to the filing of a petition in bankruptcy, seeks reorganization to avoid insolvency or makes formal application for any bankruptcy, dissolution, liquidation or similar law or statute; or

d.	becomes the subject of an order to rehabilitate or an order to liquidate as defined by the insurance code of the jurisdiction of the party's domicile.

2)	Insolvency of the Company. In the event of the insolvency of the Company, all reinsurance payments due under this Agreement will be payable directly to the liquidator, rehabilitator, receiver, or statutory successor of the Company, without diminution because of the insolvency, for those claims allowed against the Company by any court of competent jurisdiction or by the liquidator, rehabilitator, receiver or statutory successor having authority to allow such claims.

In the event of insolvency of the Company, the liquidator, rehabilitator, receiver, or statutory successor will give written notice to the Reinsurer of all pending claims against the Company on any policies reinsured within a reasonable time after such claim is filed in the insolvency proceeding. While a claim is pending, the Reinsurer may investigate and interpose, at its own expense, in the proceeding where the claim is adjudicated, any defense or defenses that it may deem available to the Company or its liquidator, rehabilitator, receiver, or statutory successor.

The expense incurred by the Reinsurer will be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two or more reinsurers are participating in the same claim and a majority in interest elect to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Company.

The Reinsurer will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Company on policies reinsured under this Agreement.

3)
Insolvency of Reinsurer. In the event of the insolvency of the Reinsurer, the Company may cancel this Agreement for new business by promptly providing the Reinsurer with written notice of cancellation, to be effective as of the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. Any requirement for a notification period prior to the cancellation of the Agreement would not apply under such circumstances. Amounts due Reinsurer will be paid directly to its liquidator, receiver or statutory successor without diminution because of its insolvency.

In addition, the Company may provide the Reinsurer with written notice of its intent to recapture all reinsurance in force under this Agreement regardless of the duration the reinsurance has been in force or the amount retained by the Company on the reinsured policies. If the Company elects to recapture reinsurance under this Article, unearned premiums, net of outstanding balances, will be paid by the party with positive balance. Further, the Company will pay the Reinsurer the amount of the Net GAAP liability being held on behalf of the business reinsured under this Agreement.

In the event of the insolvency of either party, the rights or remedies of this Agreement will remain in full force and effect.

END OF ARTICLE XII

ARTICLE XIII

REINSURER'S RIGHT OF NOTICE OF UNUSUAL PRACTICES

In providing reinsurance facilities to the Company under this Agreement, the Reinsurer has granted the Company considerable authority with respect to automatic binding power, reinstatements, claim settlements, and the general administration of the reinsurance account. To facilitate transactions, the Reinsurer has required the minimum amount of information and documentation possible, reflecting its utmost faith and confidence in the Company. The Reinsurer assumes that, except as otherwise notified in writing by the Company, and agreed to in writing by the Reinsurer, the underwriting, claims and other insurance practices employed by the Company with respect to reinsurance ceded under this Agreement are generally consistent with the customary and usual practices of the insurance industry as a whole. Where the Company does engage in exceptional or uncustomary practices or implements a change in its underwriting rules or guidelines, with respect to business covered under this Agreement, the Company agrees to advise the Reinsurer in writing forty-five (45) days prior to implementing such practice or change and receive a written acceptance of said practice or change from the Reinsurer before assigning any liability to the Reinsurer with respect to any reinsurance issued under such practice or change. The Company acknowledges and agrees that its covenant to the Reinsurer to so advise the Reinsurer of any exceptional or uncustomary practice or implementation of such a significant change is a material incentive to the Reinsurer agreeing to enter into this Agreement, and absent such a covenant, the Reinsurer would not have entered into this Agreement.

END OF ARTICLE XIII

ARTICLE XIV
ARBITRATION

It is the intention of the Reinsurer and the Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matters with the highest good faith. However, if the Reinsurer and the Company cannot mutually resolve a dispute that arises out of or relates to this Agreement, the dispute will be decided through arbitration as a precedent to any right of action hereunder.

To initiate arbitration, either the Company or the Reinsurer will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within fifteen (15) days of its receipt.

There will be three arbitrators who will be current or former senior officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries (and without out any conflict of interest with respect to the Company or the Reinsurer). Each of the parties will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator, If the two arbitrators do not agree on a third arbitrator within thirty (30) days of the appointment of the second arbitrator, then each arbitrator shall nominate three individuals selected from the ARIAS-US list of certified arbitrators. Each arbitrator shall then decline two of the nominations presented by the other arbitrator. The third arbitrator shall then be chosen from the remaining two nominations by drawing lots.

Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration, including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

Notwithstanding that this Agreement shall be governed by the law of Ohio in accordance with Article 1 , Section 3, the rights and procedures applicable to any arbitration commenced under this Article shall be governed by the Federal Arbitration Act rather than any state arbitration act.

This Article will survive termination of this Agreement.

The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and reinsurance industries. The arbitrators, however, shall consider this Agreement an honorable engagement rather than merely a legal obligation; they are relieved of all judicial formalities and may abstain from following the strict rules of law. The decision of the arbitrators will be made by majority rule and will be submitted in writing. The decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment.

ARTICLE XIV CONTINUES

Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

This Article shall survive termination of this Agreement.

END OF ARTICLE XIV

ARTICLE XV

CONFIDENTIALITY

Confidential Information. All information or knowledge exchanged pursuant to this Agreement is "Confidential Information."

Safeguarding. The Company and the Reinsurer shall agree to protect and maintain Confidential Information with reasonable care, which shall not be less than the degree of care each party uses to protect its own Confidential Information.

The Company and the Reinsurer shall not use or disclose any Confidential Information except as necessary to perform the terms of this Agreement, and then only on a strict "need to know" basis. Either the Company or the Reinsurer may disclose the other party's Confidential Information to an unaffiliated third party only when the disclosure is necessary to perform the terms of this Agreement. in such case, the disclosing party represents and warrants that: (1) it has performed a security review of the third party service provider and (2) that the third party service provider's use of the Confidential Information will be constrained by the terms of this Agreement. The Company and the Reinsurer must first obtain written permission before any other disclosure of the other party's Confidential Information to an unaffiliated third party.

The Company acknowledges that the Reinsurer may aggregate data with other companies reinsured with the Reinsurer as long as the data cannot be identified as belonging to the Company.

Security Breach. Upon discovery of a breach of security of the system, as defined by applicable law, of the other party's Confidential Information, the discovering party shall promptly notify, furnish full details to, and cooperate with the data owner and shall pay all direct damages associated with the notification. These direct damages include all reasonable costs associated with consumer notification, which include printing, mailing, service center response, and a notification solution (e.g., credit monitoring services) to every affected individual.

Disposal. At the conclusion of this Agreement, both the Company and the Reinsurer shall: (1) return all remaining Confidential Information; (2) purge, delete, or destroy any Confidential Information that is not returned; or (3) will continue to safeguard all remaining Confidential Information that has not been returned, purged or destroyed.

END OF ARTICLE XV

ARTICLE XVI

DURATION OF AGREEMENT

This Agreement is indefinite as to its duration. The Company or the Reinsurer may terminate this Agreement with respect to the reinsurance of new business by giving ninety (90) days written notice of termination to the other party, in which case the termination date of this Agreement shall be the ninetieth (90m) day after the date notice is given.

During the notification period, the Company will continue to cede and the Reinsurer will continue to accept policies covered under the terms of this Agreement. The Reinsurer shall not be liable for policies with issue dates on and after the termination date of this Agreement. Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

END OF ARTICLE XVI

ARTICLE XVII

ELIGIBLE POLICIES AND EXECUTION

Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

This Agreement is effective as of 12:01 a.m. on October 1, 2008, and applies to all eligible policies with issue dates on or after such date. The Company and the Reinsurer acknowledge and agree that the Company may backdate policies up to six (6) months only for the purpose of saving age.

This Agreement has been made in duplicate and is hereby executed by both parties. NATIONWIDE LIFE INSURANCE COMPANY
COLUMBUS, OHIO

Date:
By:

Title:
Witness:

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY COLUMBUS, OHIO

Date:
By:
Title:
Witness:

HANNOVER LIFE REASSURANCE COMPANY OF AMERICA ORLANDO, FLORIDA

Date:
By:
Title:
By:
Title: